

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2010

<u>Via U.S. Mail</u>

Ms. Kate Blankenship, Director
Golden State Petro IOM I-A PLC
c/o 15-19 Athol Street
Douglas, Isle of Man IM1 1LB

> **Re:** **Golden State Petro IOM I-A PLC**
> **Form 20-F for the year ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 333-26227-01**

Dear Ms. Blankenship:

We have reviewed your filings and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2009

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
2. Accounting Policies, page F-6
Impairment of Long Lived Assets, page F-7

1. We note from page 2 that on June 3, 2010, Chevron gave binding notice of its intent to terminate the charter agreement, effective in December 2010. We further note from 6-Ks filed in October and November 2010 that the company is or has attempted to obtain consent from note holders to sell the Antares Voyager since another charterer has not been found. In light of the circumstances, please tell us whether an interim impairment analysis was performed in accordance with ASC 360-10-35-21 and if so, please provide us with the results of your analysis. If an interim impairment analysis was not performed or no impairment was required, please explain to us the reasons why. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Kate Blankenship, Director
Golden State Petro IOM I-A PLC
December 20, 2010
Page 3

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief